INVEST IN PARKNAV

Just Drive. Let us find parking for you.

PITCH VIDEO   INVESTOR PANEL


49%
91%
Parknav® offers real-time parking
Navigating you to on-street parking spots that are available for you right now.

parknav.com   San Francisco CA

Infrastructure   Technology   Software   Smart Cities   Software Engineering

Highlights

1. CEO is Stanford PhD, Professor at UIUC, IEEE "Top 10 to Watch in AI." Multi-exits management team
2. Backed by Village Global VC with LPs including Jeff Bezos, Marc Zuckerberg, Magic Johnson
3. New Customers grew x3 from 2020, New Car OEM customer 2021
4. Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile);
3. New Customers grew x3 from 2020, New Car OEM customer 2021
4. Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile);
5. Partners include Microsoft Ventures Accelerator, Startupbootcamp Berlin, Volkswagen PlugAndPlay
6. Patented AI technology, built for much more than parking—logistics, smart city, finance, real estate
7. Over $1MM revenue and cash flow positive 2019
8. Stellar, all-star team Techstars, multiple successful exists, publicly traded company former CEO

Our Team



Eyal Amir CEO

Named Top-10 AI Person by IEEE, Stanford University Computer Science best-PhD thesis award, AI Professor in Computer Science UIUC, Gold Medalist Olympic Rifle Shooting Israel

> Parking is the most painful part of every driving experience. By providing real-time information about parking availability, we will improve the lives of millions around the world by enabling people to spend more time doing what they love, and not being stuck in a car.



Igal Elon Chemerinski CRO

Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility



Simon Arazi VP of Product

20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)



John Alan Leney SVP Business Development

Head of sales and marketing for a number of successful companies selling to automotive, including experiences in Deloitte, Dassault, GM



Juan Mancilla CTO

Ph.D. in Computer Science from UIUC, former Applied Researcher at Microsoft, Fulbright Scholar



Hugo Van Der Linde SVP Corporate Development

Co-founded and MP-ed RMG (sold stakes of its ventures up to 8-digit), MD-ed Travel-Net (sold to TUI), CEO-ed publicly traded company (awarded best performer at the Euronext stock exchange)



Marisa Schneider Sr. Manager Administration

5-language speaker, Psychology and Legal professional with multi-year experience in startup administration



Rutuja Gole

Our groundbreaking AI technology will solve modern cities' parking challenges—and more.

Parknav® uses AI to identify available on-street parking in real time. It is the only scalable solution that uses zero hardware and works for every street, 24/7, for all types of on-street parking (including free, metered & permit). However, our

technology was built to predict so much more than parking—and this investment opportunity includes future tech applications.

We're back! And our previous investors would say "don't miss this one."

This isn't our first time on Wefunder. In fact, we launched highly successful campaigns in 2016 and a much stronger one in early 2021. Since then significant events occurred, including a new luxury-car-manufacturer customer, already 3x new customers in 2021 compared with 2020, and launching ground-breaking new products. Our investors asked for further opportunities to invest, and we listened - we're ready for Round Three!
Here's how our investors have seen their investment grow since 2016:

parknav	THEN	NOW
Valuation	$20M valuation cap convertible note	**$75.5MM** valuation (discounted for first $250K)
Funnel size (TCV)	$2MM	**$120M**
Production	One (1): Parking Prediction	API, SDK, and City Portal
Revenue	$60k (tax basis 2015)	**$530K** (tax basis 2020)
Team	Promising, inexperienced managment	Managment Updated: **5 Exits**


The Proof is in Our Traction

We don't have to just tell you our technology works, because we have the traction to prove it.

Urban residents need our solution, and as urbanization continues to accelerate—so does our demand.


1000+ cities
Over $1MM Revenue in 2019
Cash flow positive
New Customers grew x3 since 2020


Stellar Team

Invest in an experienced, award-winning, internationally recognized data science and leadership team.

Parknav® was launched in 2015 by award-winning Professor and Data Scientist, Prof. Dr. Eyal Amir, whose 25 years of research is the foundation for our groundbreaking, patented technology. And our team experience doesn't stop there—encompassing multiple exits, IPOs, and more. Including:


Team
Eyal Amir
CEO
Stanford PhD in AI, Professor of CS at UIUC, Data Scientist
Best Stanford Thesis, Top 10 AI IEEE, 6 Sense, Fraud Science
Olympic Rifle Shooting Israel Gold Medalist at 20, Black-Belt JKA Karate
Igal Elon Chemerinski
Head of Revenue
20+ International Sales, Management, Marketing
MBA University of Toronto, Bsc University of Florida
Surfer, Golfer, Runner and Polyglot 5 Languages
Juan Mancilla Caceres
Head of Tech
UIUC PhD Machine Learning, Machine Learning Enterprises and Security, Microsoft
Fulbright laureate
Machine Learning for social issues such as child bullying
Simon Arazi
(new addition Aug 2021)
Head of Product
20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)
MA Hebrew University, BSc Technion, PhD candidate ('22 expected)
Thinking outside the box, IDC
Hugo van der Linde
Head of Cor Dev
Co-Founded MP-ed RMG (high 8-digit exit), MD-ed TravelNet (sold to TUI) CEO-ed publicly traded company awarded best performer on Euronext
Passionate about Smart City Technologies
John Leney
Head of Busness Dev
20+ Years B2B SaaS Sales to Automotive
$100M Sales and GM
Backcountry wilderness explorer

Our partners and customers trust our patented technology, which is available for 1,000+ cities in North America and Europe.

Parknav's® patented technology has come to be trusted by some of the most well-known luxury automakers (including BMW), largest global telecommunication companies (including Deutsche Telekom), and large-scale Smart City service providers (including Siemens).


We produce precise, wide coverage:
1,000+ Cities Offered
40+
U.S. Cities Delivered To Customers
160+
European Cities Delivered To Customers

Backed by Village Global

...Including some of the world's most well-known technology leaders.

Parknav® has received investment from the California-based Venture Capital firm Village Global VC, which is backed by Diane Greene, Bill Gates, Jeff Bezos, Mark Zuckerberg, Sara Blakely, Reid Hoffman, and more! Parknav® has also been a part of Microsoft Ventures Accelerator, Startupbootcamp Berlin, Wayra O2/Telefonica/Hyundai Accelerator, and the Volkswagen PlugAndPlay Accelerator.


VILLAGE
Bill Gates
Founder, Microsoft
Mark Zuckerberg
Founder, Facebook
Reid Hoffman
Founder, LinkedIn
Jeff Bezos
Founder, Amazon
Diane Greene
Founder, VMWare
Sara Blakely
Founder, Spanx

We Are Different

Parknav® makes finding a parking spot easy and fast.

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This costs cities and people a lot of money and time, and is neither practical nor scalable. Our solution is a precise, AI data-driven product that's 100x more cost-effective—thus, 100x more scalable—and much more accurate. Here's how we compare:

	parknav	TomTom	INRIX	
Made for finding on-street parking	✓	✗	✗	✗
Navigation to on-street parking	✓	✓	✓	✗
Integrates with cars and other live data	✓	✓	✓	✓
Available with mobile apps	✓	✗	✓	✓
Data quality	85-95%	not published	not published	not published

Our Tech Works

Parknav® uses data alone to determine real-time parking availability.

We use artificial intelligence to analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing services, mapping companies and many other sources, along with our own proprietary data. This makes Parknav® the most accurate solution available.


DATA
Car Manufacturers
Telecommunication
Car-Sharing
Insurance
Mapping
Satellites
Cities
Local Information
Ground Truth Sources
Other Data
Proprietary
PROPRIETARY AI ENGINE
AI / ML / Algorithms / Patents / IoT Fusion
PRECISE PREDICTION AS GOOD AS SENSORS
BASED ON DATA ANALYSIS & PREDICTION, we know how to find the perfect parking space for your vehicle.

Why Now

Parknav® is poised to be at the center of the Smart Cities revolution.

This impending revolution is demanding our unique technology expertise right now and we're ready to scale fast to capitalize on this momentum. The potential of Parknav® to improve Smart Cities is boundless: from enhanced citizen and government engagement to reduced environmental footprint, improved infrastructure and life quality for urban dwellers.

Our Future Solutions

We built our technology for so much more than just parking.

The AI-driven technology that powers Parknav® has been built to predict more than just parking. Our roadmap including predicting "EVERYDAY" predictions (ex. predicting what is occurring outside, such as where can I find a place to sit), "FIREHOSE" predictions (ex. what is occurring off the street, such as does your favorite grocery store have your favorite toilet paper in stock) and "PERSONALIZED" predictions (ex. what will happen to you later in the day, such as how is your health).

This technology is extremely exciting and has ALREADY been proven with the success of Parknav ®.


EVERYDAY
Multiple things occurring in the street
TARGET CUSTOMERS
Telco
Cities
Mobility
Lines
Waiting
Inventory
Parking
Drop-off/Pick-up
Sitting


FIREHOSE
Multiple things occurring off the street
TARGET CUSTOMERS
Insurance Tech
Fintech
Governments
Dog-friendly
People
Tables
Doors
Windows
Graffiti


PERSONALIZED
Personalized predictions for everyday life
TARGET CUSTOMERS
Telco
Wearables
Mobility
Kids
Family
Clothes
Nutrition
Activity
Body/Hair

Parknav® will help build the Smart Cities of the future.

Modern cities will have more traffic and less parking. Autonomous vehicles can park themselves, but Parknav® will provide the missing piece of the autonomous parking experience. We've already identified many more potential applications of our technology and data set, and it's clear that Parknav® will play a significant role in making the Smart Cities revolution *better*.


Enable urban planners to create a **safer, healthier environment**
Help retailers decide where to site their **next location**
Show potential **home buyers** parking availability of neighborhoods
Inform **autonomous vehicles** of available parking


INVEST IN
parknav

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